

January 21, 2021

Gordon Roth
Chief Financial Officer
Roth CH Acquisition I Co. Parent Corp.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

      Re: Roth CH Acquisition I Co. Parent Corp.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed December 31, 2020
             File No. 333-251034

Dear Mr. Roth:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Explanatory Note, page i

1.   Our oral comment sought your analysis regarding whether it was appropriate to include the the resale of the shares to be received by the investors in the PIPE transaction which is not yet completed. We referred you to Securities Act Section 5 Compliance & Disclosure Interpretation ("CD&I") No. 139.11. We understand from your oral response that you believe the investors are irrevocably bound to purchase the PIPE shares. We note from our discussion and disclosure in the registration statements, that filing this registration statement within 10 days of filing the Form S-4 registration statement was a condition of the PIPE transaction, and that this condition was included, at least in part, to avoid any delay of the resale registration statement related to potential staff review. Confirm, if true, that you do not intend to seek acceleration of this registration statement until the

reorganization transaction describe in the related S-4 is completed. If that is not accurate, please advise.

In this regard, we note that although the legal opinion addresses legality of the shares of the resulting company, after the business combination transaction, the cover page of this registration statement names Roth as the issuer (with a note regarding the name change upon closing), and speaks to the S-4 business combination transaction as a future event. Once the business combination transaction has closed, revise this registration statement, particularly the cover page, to clarify the issuer of the shares and the description of the shares offered for sale, reflecting the consummation of the transaction. Also revise the legal opinion accordingly.

2. Continue to revise the document in light of the comments on the related Form S-4, including updating the executive and director compensation information for the year ended December 31, 2020.

Selling Stockholders, page 120

3. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by the trusts and other entities identified in the table. Refer to Item 403 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Norwood P. Beveridge, Esq.